

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

<u>Via E-mail</u>
Enrique Cueto Plaza
Chief Executive Officer
LAN Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

  Re: LAN Airlines S.A.
    Amendment No. 2 to Registration Statement on Form F-4
    Filed March 12, 2012
    File No. 333-177984

Dear Mr. Cueto:

  We have reviewed your responses to the comments in our letter dated February 28, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to comment 5 in our letter dated February 28, 2012. In your response letter, tell us the nature of the information you are relying on to support your belief that there are no US persons other than QIBs who hold TAM shares in direct form. In addition, specifically describe how and when that information was gathered. Your response should explain your "rights under Brazilian law" referenced in your response to comment 5.

<u>Liquidity and Capital Resources, page 68</u>

2. We note the working capital deficit (current assets minus current liabilities) for LAN of nearly US$979 million at December 31, 2011, but did not identify any discussion in this regard. Please expand your disclosure to discuss the factors that cause the working capital deficit, the impact of the deficit on your cash flows and liquidity and capital resources and how you manage the deficit.

Liquidity and Capital Resources, page 77

Cash flow from operating activities, page 78

3. Refer to prior comment 12. Cash used in operations during fiscal year 2011 compared to fiscal year 2010 decreased by R$10.9 million. The factors you cite as causes of this aggregate to R$170.2 million of cash used, meaning operating cash flows of R$159.3 million were provided by other operating items. Please revise your disclosure to discuss the significant factors that provided cash flows in substantially arriving at the net change in cash used in operations between the two periods.

4. In addition, please include here and on page 68 a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2010 and 2009.

5. It appears that Item 16 or Item 17(a), as appropriate, of Form F-4 requires inclusion of a table of contractual obligations for TAM. In this regard, we believe information in regard to TAM's contractual obligations is useful to investors, as it appears that many of these obligations will continue to exist upon consummation of the merger. Please revise to include the table for contractual obligations for TAM or advise.

Background of the Exchange Offer and Mergers, page 100

6. Refer to your response to comment 42 in our initial letter and comment 15 in our letter dated February 28, 2012. We have also reviewed the information provided supplementally in response to comment 15, as well as the disclosure in the original and amended Form F-4s. From the disclosure in the Background section of the Form F-4s, we note that the negotiation of the exchange ratio was done initially through UBS and the exchange ratio was finalized before UBS was replaced by J.P. Morgan. Indeed, in your response to comment 16, you specifically state that LAN did not replace UBS because of any concerns about its ability to help the board select an appropriate exchange ratio. Given these facts, describe in your response letter the extent to which the parties relied on the UBS board discussion materials submitted supplementally in negotiating the exchange ratio. In this regard, the materials appear to present fairly detailed financial analyses, including comparative charts and valuation matrixes. We may have additional comments.

Financial Forecasts, page 110

7. We note your response to comment 17 in our February 28, 2012 letter. Please include disclosure in the appropriate part of the amended Form F-4 indicating that portions of the projections have been omitted because you do not believe they are material to investors for the reasons discussed. Alternatively, revise to include all projections in the revised disclosure document.

8. In regards to your response to our prior comment 17, we note that J.P. Morgan and BTG Pactual used certain after-tax unlevered free cash flow projections provided by LAN and TAM in their discounted cash flow analyses. We also note that the financial forecasts disclosed in this section for LAN and TAM, respectively, do not include such projections. Please revise to include the after-tax unlevered free cash flow projections.

Chilean Tax Consequences, page 174

9. Please revise to reflect that your discussion of Chilean tax consequences in this section represents counsel's opinion rather than merely a discussion of material Chilean tax consequences. In this regard, we note that Exhibit 8.3 as provided by your Chilean counsel is now a short-form tax opinion. As such, the prospectus discussion must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel, and that disclosure must clearly identify and articulate the opinion being rendered.

Exhibit 5.1

C.3. Opinions

10. We note the third paragraph refers to "up to 77,001,806 authorized common shares (the 'LAN Holdco II Merger Shares')" to be issued to the shareholders of Holdco II at the closing. However, the registration statement fee table indicates that you are registering 56,880,148 shares of LAN common stock. Please revise the opinion to clarify the number of LAN registered shares that the opinion covers.

11. In this regard, please also quantify in the opinion the amount of Holdco II shares that are being registered and are covered by this opinion.

You may contact Patrick Kuhn at (202) 551-3308 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
Duncan McCurrach, Esq.